TAHOE VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 8th day of February, 2016.

BETWEEN:

BRIAN BRODSKY

(the “Shareholder”)

- and -

TAHOE RESOURCES INC.

a company existing under the laws of the Province of British Columbia

(“Tahoe”)

- and -

LAKE SHORE GOLD CORP.

a company amalgamated under the laws of Canada

(“Lake Shore”)

WHEREAS the Shareholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the “Shares”) in the capital of Tahoe, set forth on the Shareholder’s signature page attached to this Agreement;

AND WHEREAS the Shareholder is the holder of the number of options to acquire Shares (the “Options”) set forth on the Shareholder’s signature page attached to this Agreement;

AND WHEREAS Tahoe and Lake Shore have entered into an arrangement agreement (the “Arrangement Agreement”) concurrently with the entering into of this Voting and Support Agreement (the “Agreement”) and propose, subject to the terms of the Arrangement Agreement, to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the “Arrangement”);

AND WHEREAS the Shareholder acknowledges that Lake Shore and Tahoe would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1	Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement will have the respective meanings ascribed to them in the Arrangement Agreement.

For the purposes of this Agreement:

“Subject Options” means that number of Options set forth on the Shareholder’s signature page attached to this Agreement, being all of the Options owned legally or beneficially by the Shareholder or over which the Shareholder exercises control or direction;

“Subject Securities” means, collectively, the Shareholder’s Subject Shares and Subject Options;

“Subject Shares” means that number of Shares set forth on the Shareholder’s signature page attached to this Agreement, being all of the Shares owned legally or beneficially, either directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction, either directly or indirectly, and will further include any Shares issued upon the exercise by the Shareholder of Options or otherwise acquired by the Shareholder after the date hereof;

“Tahoe Circular” means a notice of meeting and accompanying information circular (including all schedules, appendices and exhibits thereto) to be sent to shareholders of Tahoe in connection with a Tahoe Meeting, including any amendments or supplements thereto; and

“Tahoe Meeting” means a special meeting of shareholders of Tahoe, including any adjournment or postponement thereof, to be called for the purpose of considering and, if thought fit, approving the Share Issuance Resolution.

ARTICLE 2
COVENANTS

Section 2.1	General Covenants of the Shareholder

The Shareholder hereby covenants and agrees in favour of Tahoe and Lake Shore that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)

at any meeting of shareholders of Tahoe called to vote upon the Share Issuance Resolution or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent (“Written Consent”) in lieu of a meeting) with respect to the Share Issuance Resolution is sought, the Shareholder will cause its Subject Securities (which have a right to vote at such meeting) to be counted as present for purposes of establishing a quorum and will vote (or cause to be voted) its Subject Securities in favour of the approval of the Share Issuance Resolution;

(b)

the Shareholder agrees not to directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any person, or (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement;

(c)	without limiting the generality of Section 5.2:

(A)

no later than ten (10) Business Days prior to the date of a Tahoe Meeting: (i) with respect to any Shares (and any other Subject Securities entitled to vote) that are registered in the name of the Shareholder, the Shareholder will deliver or cause to be delivered, in accordance with the instructions set out in a Tahoe Circular, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Share Issuance Resolution; and (ii) with respect to any Shares (and any other Subject Securities entitled to vote) that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder will deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, with a copy to Tahoe concurrently, instructing that the Shareholder’s Subject Securities be voted at a Tahoe Meeting in favour of the Share Issuance Resolution. Such proxy or proxies will name those individuals as may be designated by Tahoe in a Tahoe Circular and such proxy or proxies or voting instructions will not be revoked without the written consent of Tahoe.

(B)

where Written Consent is sought, the Shareholder will deliver or cause to be delivered, in accordance with the instructions and in the form provided by Tahoe to the Shareholder, the Shareholder’s written consent approving the Share Issuance Resolution.

Section 2.2	Co-operation/Alternative Transaction

If Tahoe concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than pursuant to the Arrangement Agreement (including, without limitation, a take-over bid) whereby Tahoe and/or its affiliates would effectively acquire all the shares of Lake Shore on economic terms and other terms and conditions having consequences to Lake Shore shareholders that are substantially equivalent to or better than those contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner that this Agreement provides with respect to the Share Issuance Resolution.

Section 2.3	Covenants of Tahoe

Tahoe agrees to comply with its obligations under the Arrangement Agreement. Tahoe hereby agrees and confirms to the Shareholder that it will take all steps required of it to consummate the Arrangement and cause the consideration to be made available to pay for the Lake Shore Shares, in each case in accordance with and subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement.

Section 2.4	Covenants of Lake Shore

Lake Shore agrees to comply with its obligations under the Arrangement Agreement. Lake Shore hereby agrees and confirms to the Shareholder that it will take all steps required of it to consummate the Arrangement in accordance with and subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to and covenants with Tahoe and Lake Shore as follows, and acknowledges that Tahoe and Lake Shore are relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)	Capacity; Authorization. The Shareholder has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Enforceable. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation, enforceable against the Shareholder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(c)

Ownership of Shares and Other Securities. The Shareholder is the sole registered and/or beneficial owner of its Subject Securities. The Shareholder does not directly or indirectly control or direct or own or have any registered or beneficial interest in, any other securities of Tahoe. The Shareholder is and will be immediately prior to the Effective Date, the registered and/or beneficial owner of the Subject Securities.

(d)

Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote the Subject Securities as contemplated herein. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

Section 3.2	Representations and Warranties of Tahoe

Tahoe hereby represents and warrants and covenants to the Shareholder and Lake Shore, acknowledging that the Shareholder and Lake Shore are relying upon such representations, warranties and covenants in entering into this Agreement:

(a)

Capacity. Tahoe validly subsists under the laws of the Province of British Columbia and has all necessary requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Authorization. The execution, delivery and performance of this Agreement by Tahoe have been duly authorized and no other internal proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereunder.

(c)

Enforceable. This Agreement has been duly executed and delivered by Tahoe and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

Section 3.3	Representations and Warranties of Lake Shore

Lake Shore hereby represents and warrants and covenants to the Shareholder and Tahoe, acknowledging that the Shareholder and Tahoe are relying upon such representations, warranties and covenants in entering into this Agreement:

(a)

Capacity. Lake Shore validly subsists under the laws of the Canada and has all necessary requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Authorization. The execution, delivery and performance of this Agreement by Lake Shore have been duly authorized and no other internal proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereunder.

(c)

Enforceable. This Agreement has been duly executed and delivered by Lake Shore and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

ARTICLE 4
TERMINATION

Section 4.1	Termination

This Agreement may be terminated by Tahoe, Lake Shore or the Shareholder if the Arrangement Agreement is terminated in accordance with its terms. The Agreement will terminate on completion of the Arrangement.

Section 4.2	Effect of Termination

lf this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party will have liability to any other party, except in respect of a breach of this Agreement which occurred prior to such termination and the Shareholder will be entitled to withdraw any form of proxy or power of attorney which it may have given with respect of the Subject Securities.

ARTICLE 5
GENERAL

Section 5.1	Fiduciary Obligations

Tahoe and Lake Shore agree and acknowledge that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of Tahoe and that the provisions of this Agreement will not be deemed or interpreted to bind the Shareholder in his or her capacity as a director or officer of Tahoe or any of its subsidiaries. For the avoidance of doubt, nothing in this Agreement will limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of Tahoe or any of its subsidiaries.

Section 5.2	Further Assurances

Each of the Shareholder, Tahoe and Lake Shore will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.3	Disclosure

Each of the Shareholder, Tahoe and Lake Shore hereby consents to the disclosure of the substance of this Agreement in any press release, Tahoe Circular and the filing of a copy thereof by Tahoe at www.sedar.com. The parties will coordinate in the making and dissemination of any public announcement relating to the subject of this Agreement.

Section 5.4	Time

Time will be of the essence in this Agreement.

Section 5.5	Governing Law

This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and of Canada applicable therein. Each of the parties hereby irrevocably attorns to the exclusive jurisdiction of the Supreme Court of British Columbia in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the Supreme Court of British Columbia. Each party to this Agreement hereby waives any right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the transactions contemplated hereby or the actions of the parties in the negotiation, administration, performance and enforcement of this Agreement.

Section 5.6	Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, constitutes the entire agreement and understanding between the patties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

Section 5.7	Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delive1y of a written agreement executed by each of the parties hereto.

Section 5.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

Section 5.9	Assignment

The provisions of this Agreement will be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that neither party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other party hereto, except that Tahoe may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate, without reducing its own obligations hereunder, without the consent of the Shareholder.

Section 5.10	Survival

If this Agreement is terminated, this Agreement will become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party to this Agreement.

Section 5.11	Notices

Any notice, request consent, agreement or approval which may or is required to be given pursuant to this Agreement will be in writing and will be sufficiently given or made if delivered, or sent by facsimile, in the case of:

(a)	Tahoe, addressed as follows:

Tahoe Resources Inc.
5310 Kietzke Lane, Suite 200
Reno, NV, 89511

	Attention:	Edie Hofmeister
	Telephone:	775 448 5805
	Facsimile:	775 398 7020
	Email:	ehofmeister@Tahoeresourcesinc.com

with a copy (which will not constitute notice) to:

McMillan LLP
Royal Centre
1055 West Georgia Street, Suite 1500
Vancouver, British Columbia
Canada V6E 4N7

	Attention:	Amandeep Sandhu
	Fax:	604 893 2673
	Email:	amandeep.sandhu@mcmillan.ca

(b)	Lake Shore, addressed as follows:

Lake Shore Gold Corp.
181 University Avenue
Suite 2000
Toronto, Ontario M5H 3M7

	Attention:	Alasdair Federico
	Telephone:	416 703 6298
	Facsimile:	416 703 7764
	Email:	afederico@lsgold.com

with a copy (which will not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3C2

Attention:	Jay Goldman
Facsimile:	416 644 9337
Email:	jgoldman@casselsbrock.com

(c)	the Shareholder as set forth on the signature page to this Agreement.

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval will be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

Section 5.12	Specific Performance and other Equitable Rights

It is understood and agreed that monetary damages would not be a sufficient remedy for any breach of this Agreement by the Shareholder. Without prejudice to the rights and remedies otherwise available to it, Tahoe and Lake Shore will be entitled to equitable relief by way of specific performance or injunction or otherwise if the Shareholder breaches, or threatens to breach, any of the provisions of this Agreement. Tahoe and Lake Shore will not be required to obtain or furnish any bond or similar instrument in connection with or as a condition to obtaining or seeking any such remedy. Notwithstanding that damages may be readily quantifiable, the Shareholder agrees not to plead sufficiency of damages as a defense in any such proceeding and the Shareholder further agrees to not oppose Tahoe or Lake Shore in seeking or the granting of such relief.

Section 5.13	Expenses

Each of the parties will pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred .

Section 5.14	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument. The parties will be entitled to rely upon delive1y of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy will be legally effective to create a valid and bin ding agreement between the parties.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

TAHOE RESOURCES INC.

By:	“Ron Clayton”
Name: Ron Clayton
Title: President & Chief Operating Officer

LAKE SHORE GOLD CORP.

By:	“Anthony Makuch”
Name: Anthony Makuch
Title: President & Chief Executive Officer

[SIGNATURE PAGE TO VOTING AGREEMENT]

BRIAN BRODSKY
(Print Name of Shareholder)

“Brian Brodsky”
(Signature of Shareholder of Authorized Signatory)

[REDACTED – Personal Information]
(Place of Residency)

Brian Brodsky, Vice President Exploration
(Print Name and Title)

Address:	[REDACTED – Personal Information]

Telephone:	[REDACTED – Personal Information]

Facsimile	[REDACTED – Personal Information]

(Number of Shares Held):	234,712

(Number of Options Held):	180,000